                                                                   EXHIBIT 99(D)

INTERNAL REVENUE SERVICE                        Department of the Treasury

Index Number: 367.03-00
Third-Party Contact-March 15, 1999-Individual   Washington, DC 20224

                                                Person to Contact:
                                                Robert W. Lorence
AirTouch Communications, Inc.                   Telephone Number:
Att:  Margaret G. Gill, Senior Vice President   202-622-3860
1 California Street                             Refer Reply To:  PLR-103369-99
San Francisco, CA 94111                         Date:  April 12, 1999

UST                  =  AirTouch Communications, Inc.
                        EIN 94-3213132
                        a domestic corporation

FA                   =  Vodafone Group Public Limited Company
                        EIN:N/A
                        a United Kingdom corporation

Merger-Sub           =  Apollo Merger Sub Inc.
                        a domestic corporation

State A              =  Delaware

Year B               =  1994

business C           =  wireless communications

Corp 1               =  Pacific Telesis

business D           =  telephone

Corp 2               =  AT&T

Year E               =  1984

Country F            =  United Kingdom

Corp 3               =  Racal Electronics plc

Date G               =  September 16, 1991

$yy                  =  $9

Date H               =  January 15, 1999

Date I               =  January 19, 1999

Dear Ms. Gill:

    This is in reply to your letter dated February 2, 1999, requesting rulings under Treas. Reg. Section 1.367(a)-3(c), and whether, based on your representations, the exchange of shares by U.S. persons will qualify for an exception to the general rule of section 367(a) of the Internal Revenue Code of 1986, as amended (the Code). Additional information was provided in letters dated February 24, 1999, March 19, 1999, March 26, 1999, and April 5, 1999.

    The rulings contained in this letter are based upon information and representations submitted by the taxpayer and accompanied by a penalty of perjury statement executed by an appropriate party. While this office has not verified any of the material submitted in support of the request for the rulings, it is subject to verification on examination.

    UST is a domestic corporation incorporated under the laws of State A. UST is the common parent corporation of an affiliated group of companies which files a consolidated federal income tax return. UST was created in Year B in a spin-off of business C from Corp 1, one of the regional business D companies created upon the breakup of Corp 2 in Year E.

    UST is engaged in business C, with significant interests in the United States, Europe, and Asia. UST typically expands its worldwide operations through the acquisition and formation of international joint ventures, with board representation and the placement of employees in key management positions.

    UST has issued and outstanding shares of common stock, as well as four classes of preferred shares (Classes B, C, D, and E). The Class B preferred stock is voting stock. The remaining classes of preferred shares are not presently voting stock but will be voting stock at the time of the Merger. UST common shares, Class B preferred stock, and Class C preferred stock are publicly traded on U.S. stock exchanges. The Class B preferred stock will be converted into UST common shares immediately before the Merger. The Class C preferred stock is convertible at the option of the holder into UST common shares before the merger.

    UST has issued options to its officers and employees as part of its incentive compensation plans. Any options to acquire UST common shares will vest at the time of the Merger. UST has the right, prior to the Merger but subject to certain restrictions, to issue to its officers and employees options to acquire UST common shares.

    FA is a Country F corporation and serves as the parent company to a number of subsidiaries operating world-wide. FA was formed in Year E as a subsidiary of Corp 3. By Date G, FA was fully de-merged from Corp 3 and its stock was publicly traded.

    FA is engaged in business C, with its principal operations located in Country F. FA has a number of majority owned and wholly-owned subsidiaries in foreign countries. FA also has minority interests in several international joint ventures which operate in foreign countries, where FA usually has board representation and significant operating influence. FA, like UST, typically expands its world-wide operations through the acquisition and formation of such international joint ventures.

    FA has issued and outstanding Ordinary shares and options to purchase Ordinary shares. FA has no other classes of shares issued or outstanding. FA's Ordinary shares are listed on a foreign stock exchange, and depositary shares (each of which is equivalent to ten Ordinary shares) are listed on a U.S. stock exchange.

    The Merger will occur as follows. Merger Sub, a newly-organized State A corporation wholly-owned by FA, will merge into UST. UST will be the surviving corporation and the separate existence of Merger Sub will cease. The holders of UST common shares will receive, in exchange for their UST common shares, $yy cash and five Ordinary shares of FA. The taxpayers represent that the Merger will qualify as a reorganization under section 368(a)(1)(A) of the Code, by virtue of section 368(a)(2)(E) of the Code. After the Merger, all of the UST common shares will be owned by FA. The Class C preferred shares (not converted into UST common shares before the Merger), Class D preferred stock, and Class E preferred stock will remain outstanding voting stock of UST.

    The exchange of UST common stock for FA Ordinary shares by U.S. persons is subject to section 367(a) of the Code, which provides that the transfer of appreciated property (including stock) by a U.S. person to a foreign corporation in a transaction that would otherwise qualify as a nonrecognition exchange is treated as a taxable transfer, unless an exception applies. In the case of a section 367(a) transaction in which a U.S. person transfers domestic stock to a foreign corporation, the U.S. transferor will qualify for nonrecognition treatment if the requirements of Treas. Reg. Section 1.367(a)-3(c)(1) are satisfied.

    Among the Treas. Reg. Section 1.367(a)-3(c)(1) requirements is the requirement that the U.S. target company satisfy the reporting requirements of Treas. Reg. Section 1.367(a)-3(c)(6), and the requirement that each U.S. transferor who is a 5-percent shareholder of the transferee foreign corporation immediately after the exchange enter into a 5-year gain recognition agreement as provided in Section 1.367(a)-8. The taxpayers represent that UST, as the U.S. target company, will satisfy the reporting requirements of Section 1.367(a)-3(c)(6). The remaining Section 1.367(a)-3(c)(1) requirements are as follows:

    a. U.S persons transferring U.S. target stock must receive, in the aggregate, 50 percent or less of both the total voting power and total value of the stock in the transferee foreign corporation (taking into account the attribution rules of section 318 of the Code, as modified by the rules of section 958(b) of the Code). The taxpayers represent that U.S. transferors of UST stock will receive, in the aggregate, actually or constructively, 50 percent or less of both the total voting power and total value of the stock in FA in the UST exchange.

    b. U.S. persons who are officers or directors of the U.S. target corporation, or who are 5-percent shareholders of the U.S. target corporation, must own, in the aggregate, 50 percent or less of each of the total voting power and the total value of the stock of the transferee foreign corporation, immediately after the exchange of the U.S. target stock (taking into account the attribution rules of section 318, as modified by the rules of section 958(b)). The taxpayers represent that U.S. persons who are officers, directors, or 5-percent target shareholders of UST will own, in the aggregate, actually or constructively, 50 percent or less of each of the total voting power and total value of the stock of FA immediately after the UST exchange.

    c.  The active trade or business test of Treas. Reg. Section
       1.367(a)-3(c)(3) must be satisfied. The three elements of the active trade or business test are described below:

        (i) The transferee foreign corporation (or any qualified subsidiary or qualified partnership as defined under Section 1.367(a)-3(c)(5)(vii) and
    (viii)) must have been engaged in the active conduct of a trade or business outside the United States, within the meaning of Sections 1.367(a)-2T(b)(2) and (3), for the entire 36-month period immediately preceding the exchange of U.S. target stock. The taxpayers represent that FA (or its qualified subsidiaries) will have been engaged in an active trade or business outside the United States for the entire 36-month period preceding the UST exchange.

        (ii) At the time of the exchange, neither the transferors nor the transferee foreign corporation (or any qualified subsidiary or qualified partnership engaged in the active trade or business) will have the intention to substantially dispose of or discontinue such trade or business. The taxpayers represent that neither the shareholders of UST nor FA (including its qualified subsidiaries) have an intention to substantially dispose of or discontinue such trade or business.

        (iii) The substantiality test as defined in Treas. Reg. Section 1.367(a)-3(c)(3)(iii) must be satisfied.

    Under the substantiality test, the transferee foreign corporation must be equal or greater in value than the U.S. target corporation at the time of the U.S. target stock exchange (see Section 1.367(a)-3(c)(3)(iii)(A)).
The taxpayers represent that the market capitalization of FA during the six months before Date H, the date the Merger Agreement was signed and the last day of trading before the announcement of the Merger Agreement, was greater than the market capitalization of UST for every day during the six month period except for three days. However, because FA agreed to pay UST shareholders a significant premium to acquire the UST common shares (due, in part, to a competing bid for UST stock), the market capitalization of UST at the time of the exchange (the closing date of the Merger) will in all likelihood be greater than the market capitalization of FA. The market capitalization of UST, in fact, was greater than the market capitalization of FA on Date I, shortly after Date H, as a result of the market valuing UST stock in accordance with the premium being paid for UST stock.

    For purposes of the substantiality test, the value of the transferee foreign corporation will include assets acquired outside the ordinary course of business by the transferee foreign corporation within the 36-month period preceding the exchange only if certain requirements are met (see Section 1.367(a)-3(c)(3)(iii)(B)). The taxpayers represent that, for purposes of the substantiality test of Treas. Reg. Section 1.367(a)-3(c)(3)(iii)(B), the fair market value of FA (including the value of stock of any qualified subsidiary of FA and the value of an interest in any qualified partnership) will not include the fair market value of any asset acquired by FA, a qualified subsidiary, or a qualified partnership outside the ordinary course of business within the 36-month period preceding the Merger for the principal purpose of satisfying the substantiality test of Section 1.367(a)-3(c)(3)(iii). Also, for purposes of this fair market value representation, the taxpayers represent that the fair market value of FA (including the value of stock in any qualified subsidiary or an interest in any qualified partnership) will include assets producing, or held for the production of, passive income as defined in section 1297(b) (formerly section 1296(b)) which assets were acquired outside the ordinary course of business within the 36-month period preceding the UST stock exchange only to the extent such assets were acquired in a transaction (or series of related transactions) which was not undertaken for a purpose of satisfying the substantiality test of Section 1.367(a)-3(c)(3)(iii).

    The taxpayers request a ruling under Section 1.367(a)-3(c)(9) that there will be substantial compliance with the active trade or business test, notwithstanding that FA may not be equal or greater in value than UST at the time of closing, and notwithstanding that the substantiality test as described in Section 1.367(a)-3(c)(3)(iii)(B) may not be met due to the acquisition by FA or any qualified subsidiary or qualified partnership of FA of certain passive assets not undertaken for a purpose of satisfying the substantiality test.

    Under Treas. Reg. Section 1.367(a)-3(c)(9), the Service may, in limited circumstances, issue a private letter ruling to permit the taxpayer to qualify for an exception to section 367(a)(1), if the taxpayer is unable to satisfy all of the requirements of the active trade or business test but is in substantial compliance with such test and meets all of the other requirements of Section 1.367(a)-3(c)(1).

    Based solely on the information submitted and on the representations set forth above, it is held as follows:

    (1) The transfer of the UST shares by U.S. persons in exchange for shares of FA will qualify for an exception to section 367(a)(1) (Section 1.367(a)-3(c)(1) and Section 1.367(a)-3(c)(9)).

    (2) Any U.S. person transferring UST shares who is a 5-percent transferee shareholder (as defined in Section 1.367(a)-3(c)(5)(ii)) will qualify for the exception to section 367(a) only upon entering into a 5-year gain recognition agreement pursuant to Section 1.367(a)-8.

    Except as expressly provided herein, no opinion is expressed or implied concerning the tax consequences of any aspect of any transaction or item discussed or referenced in this letter. In particular, no opinion was requested and none is expressed as to whether the UST stock exchange qualifies as a reorganization within the meaning of section 368(a)(1)(A) of the Code, by virtue of section 368(a)(2)(E) of the Code.

    A copy of this letter must be attached to any income tax return to which it is relevant.

    This ruling is directed only to the taxpayers(s) requesting it. Section 6110(j)(3) of the Code provides that it may not be used or cited as precedent.

    In accordance with the Power of Attorney on file with this office, a copy of this letter is being sent to your authorized representative.

                                          Sincerely,
                                          /s/ PHILIP L. TRETIAK
     ---------------------------------------------------------------------------

                                          Philip L. Tretiak
                                          ASSISTANT TO THE BRANCH CHIEF, BRANCH
                                          4
                                          OFFICE OF ASSOCIATE CHIEF COUNSEL
                                          (INTERNATIONAL)

cc: District Director, Northern California District
   Chief, Examination Division
   Alan Kaden, Esquire
   Fried, Frank, Harris, Shriver & Jacobson
   1001 Penn. Ave., NW
   Washington, D.C. 20004
   Bernard Bress, Esquire
   PricewaterhouseCoopers LLP
   1301 K St., NW
   Washington, D.C. 20005-3333